Direct Number: (404) 581-8573
mlhanson@jonesday.com
October 4, 2010
VIA EDGAR
Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	BlueLinx Holdings Inc. Schedule 13E-3 and Schedule 14D-9/A Filed September 27, 2010

File No. 005-80230
Dear Ms. Kim:
          On behalf of BlueLinx Holdings Inc. (the “Company” or “BlueLinx”), please find below responses to the comments issued by the staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 28, 2010 (the “Comment Letter”) concerning the above-referenced Schedule 13E-3 and Schedule 14D-9/A. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.
Schedule 13E-3
1.	We note that the issuer has filed a Schedule 13E-3 in connection with the tender offer and that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Please advise the bidders to revise the expiration date in order to ensure that security holders have at least 20 days to consider the Schedule 13E-3 information disseminated by the issuer. Refer to Questions 101.01 and 101.03 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations and Question 5 in SEC Release 34-17719.
          RESPONSE:
          We understand that the Staff has been in direct discussions with Schulte Roth & Zabel LLP, counsel for the Offerors, with respect to this issue. Representatives of the Company have also advised representatives of Cerberus ABP Investor LLC of the Staff’s view that the

Peggy Kim, Esq.
October 4, 2010

expiration date of the pending tender offer to acquire the outstanding shares of the Company’s common stock not owned by it should be extended in order to ensure that the Company’s stockholders have at least 20 days to consider the Schedule 13E-3 information disseminated by the Company on September 27, 2010. On October 4, 2010, Cerberus ABP Investor LLC filed Amendment No. 8 to its Schedule TO to extend the pending tender offer to midnight, New York City time, on Monday, October 18, 2010 to allow stockholders additional time to consider the Schedule 13E-3 information disseminated by the Company on September 27, 2010.
2.	We note the disclosure under various items of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the recommendation statement or offer document in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the recommendation statement or offer document and is incorporated by reference in the Schedule 13E-3.
          RESPONSE:
          In accordance with the Staff’s comment, we have revised “Item 2. Subject Company Information” and “Item 13. Financial Statements” of the Schedule 13E-3 so that the disclosure under each item appears in the recommendation statement on Schedule 14D-9 and is incorporated by reference into the Schedule 13E-3.
Schedule 14D-9
Item 4. The Solicitation or Recommendation
3.	Please revise to state, here and on page 17, the fairness determination of the issuer, rather than the Special Committee, as the filing person on the Schedule 13E-3.
          RESPONSE:
          Pursuant to corporate action of the Company’s Board of Directors, taken initially as of July 22, 2010, and supplemented as of August 10, 2010,
“the Board, to the fullest extent permitted by law, hereby delegates to, and confers upon, the Special Committee the full and exclusive power and authority or the Board to take any action with respect, and in response, to the Offer, including, without limitation, the power and authority to...(ii) determine...whether the Offer is fair to, and in the best interests of, the

Peggy Kim, Esq.
October 4, 2010

Company and its stockholders; (iii) determine what recommendation, if any, should be made to the stockholders of the Company with respect to the Offer....”
          Based upon the foregoing, and consistent with Delaware corporate law, the Special Committee has been vested with full and complete authority to exercise the powers of the Board and to direct actions that are to be taken by or in the name of the Company. Accordingly, the Special Committee holds the exclusive power to make any determination regarding the fairness of the Offer by the Company. We note the Staff’s comment and respectfully direct the Staff to the disclosure on page 7 of the Schedule 14D-9, which, as modified in accordance with the Company’s response to Comment No. 4 below, states that, “The Company, through the Special Committee as authorized by the Board, has also determined that the Offer is fair to the Company’s stockholders (other than CAI, Cerberus Capital, the Company’s directors and executive officers and other affiliates).” In addition, disclosure has been added to the provisions on page 17 to replace the final two paragraphs of the Section “— Background of the Offer,” and to clarify the Company’s determination, through the Special Committee, that the offer is fair from a financial point of view, to the Company’s unaffiliated stockholders.
4.	Please revise throughout the document to state whether the issuer believes the transaction is fair to the unaffiliated stockholders of the issuer. We note that you have described fairness to the “stockholders (other than CAI and Cerberus Capital),” which includes other affiliates, officers and directors, while Item l014(a) requires that the fairness determination be made specifically with respect to unaffiliated stockholders. Refer to Item 1014(a) of Regulation M-A.
          RESPONSE:
          We have revised the Schedule 14D-9 in accordance with the Staff’s comment by deleting all references to “(other than CAI and Cerberus Capital)” and replacing them with “(other than CAI, Cerberus Capital, the Company’s directors and executive officers and other affiliates).”

Peggy Kim, Esq.
October 4, 2010

Background of the Offer, page 7
5.	Please revise to describe any alternative transactions or alternative means to accomplish the going private purpose and state the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.
          RESPONSE:
          We acknowledge the Staff’s comment and respectfully direct the Staff to the Company’s disclosure in the 20th and 23rd paragraphs under “Item 4. The Solicitation or Recommendation—Background of the Offer,” which describes the Special Committee’s consideration of alternative transactions. Disclosure has also been added to the 20th and the 33rd paragraph to further clarify the Special Committee’s assessment with respect to those, or other, potential alternative transactions.
Reasons for the Special Committee’s Position, page 17
6.	Please revise to discuss the factors that the issuer, as the filing person, considered in determining fairness. Refer to Item 1014(b) of Regulation M-A. In this regard, if the board relied upon the analyses of another with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, such as the financial advisor or the special committee, the board must expressly adopt the conclusion and analyses of the other. Refer to Question 20 in SEC Release 34-17719.
          RESPONSE:
          In accordance with the Staff’s comment, we have revised the first sentence in “Item 4. The Solicitation or Recommendation—Reason’s for the Special Committee’s Position” to clarify that the Special Committee’s consideration of relevant factors, and its ultimate recommendation, was made by the Special Committee, on its behalf and, based on the authority granted to it as noted in the response to Comment 3 above, on behalf of the Company and the Board.
7.	Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that

Peggy Kim, Esq.
October 4, 2010

you have fully addressed historical trading prices, net book value, going concern value, and liquidation value. See Question 20 in Exchange Act Release No. 17719.
          RESPONSE:
          Disclosure has been added, after the second paragraph and prior to the last paragraph under “Item 4. The Solicitation or Recommendation—Reasons for the Special Committee’s Position,” that describes the consideration given by the Special Committee to historical trading prices, net book value, going concern value and liquidation value in the determination of its position and the weight they were given in the Special Committee’s decision-making process.
Miscellaneous, page 32
8.	Please revise to disclose the compensation received or to be received by Citadel Securities. Refer to Item 1015(b)(4) of Regulation M-A.
          RESPONSE:
          We have revised “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor, Citadel Securities LLC—Miscellaneous” of the Schedule 14D-9 in accordance with the Staff’s comment to disclose the compensation received or to be received by Citadel Securities for services rendered to the Special Committee in connection with its evaluation of the tender offer.
* * * * *
          The Company has instructed us to acknowledge, for and on behalf of the Company, that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Peggy Kim, Esq.
October 4, 2010

          Please contact the undersigned at (404) 581-8573 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.
Very truly yours,
/s/ Mark L. Hanson
Mark L. Hanson

cc:	Mr. Richard Marchese, Chairman of the Special Committee Sara E. Epstein, Esq. Kevin Williams, Esq.